FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 04 August 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Press Release




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date: 04 August 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Press Release








GOOD RESULTS DRIVEN BY STRONG REVENUE

-         Pre-tax profit up 57 per cent to GBP195 million
-         Operating profit up 20 per cent to GBP211 million
-         Operating margin of 9.1 per cent
-         Revenue up 12.5 per cent to GBP2.3 billion

-         Total costs up 11.8 per cent

British Airways today reported a pre-tax profit of GBP195million (2005: GBP124 million profit) for the first quarter to June 30, 2006.

The operating profit for the first quarter was GBP211 million (2005: GBP176 million profit) delivering an operating margin of 9.1 per cent (2005: 8.5 per cent).

Operating cashflow was GBP475 million, an increase of GBP126 million from last year.

Willie Walsh, British Airways' chief executive, said: "These are good results driven by strong revenue as a result of record seat factors and better cabin mix. Total costs are up with fuel up 44 per cent at GBP512 million. Employee costs are up 7 per cent and reflects increased pension costs as a result of the GBP2.1 billion accounting deficit in our New Airways Pension Scheme

"Our customers continue to see the benefit of investments in products and services with the introduction of our upgraded in-flight entertainment system. Our new Club World bed will be launched soon. We have announced new services to Calgary and an eighth daily service from London Heathrow to New York JFK. We are also increasing flights from London Heathrow to Sao Paulo in Brazil from seven to 10 each week from December 3, 2006.

"On shorthaul our new low fares have been a big success. While competition in this market is brutal I am delighted to see we are winning customers with record seat factors. We're now even more competitive on price whilst keeping ahead of the game by offering full service flights, more frequently to more convenient airports.

"We continue to make steady progress on changes to working practices. We recently agreed a deal with two further groups of staff including dispatchers and loaders ahead of our move to Terminal 5. This comes on top of agreements with our aircraft movements staff, equipment services and ground transport services and the new single cabin crew fleet agreement at Gatwick."

Martin Broughton, British Airways' chairman, said: "Strong revenue is expected to continue, supported by significant promotional activity driving seat factors in all cabins. For the year to March 2007, total revenue is expected to improve by 6-7 per cent up from previous guidance of 5-6 per cent. Capacity growth in the first half of the year is expected to be about 4 per cent slowing in the second half of the year to achieve a full year increase of 2.5 - 3 per cent.

"Fuel costs for the year are now expected to be GBP550 - GBP600 million up on last year. Costs excluding fuel which were previously forecast flat, are now expected to be slightly higher this year as pension costs are driving employee costs up.

"We continue to focus on our move to Terminal 5 in 2008, investing in our products for our customers and driving a competitive cost base to make our company fit for growth."

Revenue in the quarter, at GBP2.3 billion, was up 12.5 per cent.

Traffic measured in revenue passenger kilometres (RPKs) was up 7.7 per cent on a flying programme measured in available seat kilometers (ASKs) up 4.1 per cent. This delivered seat factors up 2.7 points at a record 78.3 per cent in the quarter. Yield measured as pence per RPK increased by 6.0 per cent.

Cargo revenue was up 11.6 per cent compared with last year, with yields up 7.2 per cent and increased volumes, measured in cargo tonne kilometers (CTKs), up
4.1 per cent. The flying programme was 3.7 per cent larger in available tonne kilometers (ATKs).

Total costs were up by 11.8 per cent. The rise was largely driven by a 44 per cent increase in the cost of fuel and a 7 per cent increase in employee costs due to increased pension costs, severance and pay awards only partially offset by manpower reductions. Unit costs were up 7.9 per cent in the same period.

                                         ends

August 4, 2006                         066/KG/06

Note to editors:

  - British Airways has historically reported passenger and cargo revenue and related yield figures excluding fuel surcharges. They are now reported including fuel surcharges.

A conference call to city analysts can be accessed via the internet www.bashares.com - on Friday, August 4 at 2pm.

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.